August 27, 2010

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Re: Actuate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 10, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010, Filed May 7, 2010

Form 8-K, Filed February 2, 2010

Form 8-K, Filed May 3, 2010

File No. 000-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated July 30, 2010 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain additional information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the July 30th Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information that we provide to the Staff of the Division of Corporation Finance.

Form 8-K Filed February 2, 2010

1.	We note your response to our prior comment 13 with regards to the investment test calculation used to determine the significance of the Xenos acquisition in which you adjusted the numerator of such calculation for the cash acquired from Xenos. Please explain further why you believe it is appropriate to net Xenos’ cash balance at the time of the acquisition from the total consideration paid by the company. In this regard, tell us why you believe that the total consideration paid to the former owners of Xenos ($34.3 million purchase price as disclosed in Note 2 to your March 31, 2010 Form 10-Q) should not be used in your investment test calculations and accordingly, how you concluded that this acquisition was not greater than 20% significant. Alternatively, revise to file financial statements required by Rule 3-05 of Regulation S-X and the related pro forma information as required by Article 11 of Regulation S-X, as necessary.

We respectfully advise the staff that we based our investment test calculation on the guidance presented in Rule 3-05 of regulation S-X. Section (b)(2) of Rule 3-05 sets forth the conditions for which separate financials are required to be filed for an acquisition. This rule stipulates the following:

“The periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in section 210.1-02(w) as follows:

(i)	If none of the conditions exceeds 20 percent, financial statements are not required….”

Section 210.1-02(w) further sets forth the specific details of the investment test as follows:

“The term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year….”

In applying this guidance above, the Company took the following considerations into account:

1)	Section 210.1-02 of Regulation S-X states that the calculation should use the registrant’s “investments in” the subsidiary in the numerator of the calculation. Although the purchase price of Xenos for GAAP purposes is $34.3 million, we believe that the GAAP purchase price overstates the Company’s true investment. Consequently, we thought it was appropriate to adjust the GAAP purchase price by the amount of cash to more accurately reflect the Company’s “investment in” Xenos, as stipulated in section 210.3-05 of Regulation S-X.

2)	The Company determined the use of the net cash investment was more appropriate and better reflected the substance of the transaction rather than the form of the transaction. In substance, the Company was spending net cash of $27M for Xenos, even though in “form” the Company would pay out $34.3M and get back the difference in cash simultaneously upon the close of the acquisition. Perhaps this point is best exemplified by the fact that if Xenos did not have any cash on hand at the time of the acquisition, the Company would only have paid $27M.

3)	We believe that our approach to determining the investment amount is consistent with how acquirers analyze acquisitions.

4)	The investment test is meant to determine whether or not the entity was a “significant subsidiary”. Therefore, it would be logical to use the net cash outlay required to acquire the business for this test, rather than a less meaningful “grossed up” number, since the grossed up number is not truly reflective of the total net cash required to purchase/invest in the entity.

5)	When evaluating potential acquisitions, it is common industry practice to analyze the “investment” on an “enterprise value” basis. The definition of enterprise value is the market value (fully diluted shares outstanding multiplied by the stock price) of the potential acquiree, less the cash and cash equivalents, plus debt on the acquiree’s balance sheet. In order to determine whether the purchase price is fair and reasonable, the Company compared metrics such as enterprise value/revenues and enterprise value/EBITDA with other recent relevant acquisitions in the market. Although the market value paid to investors may be higher then the enterprise value, the true value of the investment to the acquiror is the enterprise value (ie. net of the acquiree’s cash) and based on this, we deemed that it would be appropriate to use this net investment number in our calculation.

6)	The gross purchase price of $34.3 million as stated in the 10-Q filed in May of 2010 includes $1,124K of cash payouts to Xenos employees for the exercise of their stock options. This payout was made directly by Xenos to their employees and was specifically mandated by the terms of Xenos’ pre-existing stock option plan. Therefore, although it is appropriate to include this value as part of the purchase price, one could argue that it should not be considered part of the “investment” for purposes of calculating the investment test.

After taking all of the above considerations into account, the Company determined that it was appropriate to use total investments, net of the cash acquired, as the numerator in the investment test. After doing so, the calculation did not meet the 20% threshold required to conclude that Xenos represented a significant subsidiary, and therefore we did not file the financials described in Rule 3-05 of Regulation S-X or the related pro forma information as required by Article 11 of Regulation S-X.

In light of the Staff’s recent inquiries, the Company performed further research for guidance and interpretation of the investment test. During this additional research we identified a separate document entitled “Financial Reporting Manual” published by the Division of Corporation Finance. This document presents further guidance related to the investments test. After reviewing this additional guidance, we have determined that an alternative interpretation of the “Investment” test as presented in Regulation S-X would be to use the gross “consideration transferred” in the acquisition as the numerator. In applying this interpretation, cash on hand at the acquiree would not be netted out of the numerator when performing the investment test. The hypothetical calculation of the investment test using this alternative guidance would be as follows (in 000’s):

Total investment in Xenos, consideration transferred	34,332
Total Actuate assets as of 12/31/09	169,764

Investment as a % of total assets	20.2%

Based on this revised calculation using the alternate interpretation, Actuate’s consideration transferred to acquire Xenos would marginally exceed 20 percent of Actuate’s total assets as of the end of the fiscal year ended December 31, 2009. Due to this slightness of this margin, and based on the specific considerations discussed in detail above, we respectfully request that the Staff concur with our initial conclusion not to file the financial statements for Xenos for the annual period ended December 31, 2010 as required by Rule 3-05 of Regulation S-X or the related pro forma information as required by Article 11 of Regulation S-X, as necessary.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

/s./ Peter Cittadini
Peter Cittadini
President and Chief Executive Officer

cc:	Mr. Robert Benton, Staff Accountant, Division of Corporate Finance

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